Our File Number: 25922.00015

Writer’s Direct Dial Number: 954-468-1351

Writer’s E-Mail Address: mbosko@gunster.com

January 15, 2008

VIA FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0308

Attn: Mark Webb, Legal Branch Chief

Re:	1ST United Bancorp, Inc. Amendment No. 1 to the Registration Statement on Form S-4 filed by 1st United Bancorp, Inc. on December 28, 2007 (File No. 333-147505)

Dear Mr. Webb:

On behalf of 1st United Bancorp, Inc. (“Bancorp”) and Equitable Financial Group, Inc. (“Equitable”), we are submitting this letter to respond supplementally to the Staff’s comment letter dated January 11, 2008 (the “Comment Letter”) in connection with the above-referenced Registration Statement and certain related documents.

The responses to the Staff's comments are numbered to relate to the corresponding comments in the Comment Letter. For your convenience, each of our responses is preceded with an italicized recitation of the corresponding comment set forth in the Comment Letter. In general, the information contained in this correspondence with respect to Bancorp has been furnished by Bancorp and the information contained in this letter with respect to Equitable has been furnished by Equitable.

Bancorp and Equitable will incorporate the revisions noted below in Amendment No. 2 to Registration Statement on Form S-4 (the “Amendment No. 2”), which Bancorp and Equitable intend to file with the Commission as soon as reasonably practicable. The page numbers referenced in this correspondence refer to the page number of the Amendment No. 2.

Securities and Exchange Commission

Division of Corporation Finance

January 15, 2008

Combined Company Pro Forma Condensed Financial Information (Unaudited)

Notes to the Combined Company Pro Forma Condensed Financial Information (Unaudited)

Note g., page 12

1.	Please revise to disclose how the combined Company expects to recover the $3.4 million deferred tax asset and over what period.

Response: In response to the Staff's comment, we have proposed to revise the disclosure to disclose how the combined company expects to recover the $3.4 million deferred tax asset and over what period. The revised disclosure begins on page 14 in Note g. to the Condensed Consolidated Statement of Financial Condition of the Combined Company Pro Forma Financial Information (Unaudited) as shown in the Attachment A hereto, which is marked to show changes from Amendment No. 1 to the Registration Statement that was filed with the Commission on December 28, 2007 (“Amendment No. 1”).

Risk Factors, page 27

General

2.

We note your response to our prior comment no. 5. However, we continue to believe that any discussion of “additional” risks and uncertainties apart from the individual risk factors is confusing. Please revise to delete this language.

Response: In response to the Staff's comment, we have proposed to delete the language on page 22 in the lead paragraph of the Risk Factor section attached hereto as Attachment B, which is marked to show changes from Amendment No. 1.

Opinion of The Carson Medlin Company, page 32

3.	We note your response to our prior comment no. 8. Please revise the added language to clarify, if true, that the approximately $486,000 fee is contingent upon the successful completion of the merger.

Response: In response to the Staff's comment, we have proposed to add the word “contingent” immediately before the amount of $486,000 on page 41 as shown in Attachment C hereto, which is marked to show changes from Amendment No. 1.

Summary Compensation Table, page 162

4.	As previously requested, please include compensation information in the table for the three most highly compensated executive officers other than the PEO and PFO. See Item 402 of Regulation S-K.

Securities and Exchange Commission

Division of Corporation Finance

January 15, 2008

Response: As requested, we have proposed to add two additional key employees of 1st United Bank to the summary compensation table, as shown in Attachment D hereto, which is marked to show changes from Amendment No. 1. Corresponding changes have been made to the pages 128-130, Directors and Executive Officers After the Merger, as shown in Attachment E, and to pages 132-133, 135-137, and 143 of the CD&A, as shown in Attachment F.

Exhibit 8.1

5.	You can limit reliance on your opinion with regard to purpose, but not person. Please revise.

Response: In response to the Staff's comment, we have proposed to delete the penultimate paragraph in the tax opinion, as shown in Attachment G hereto, which is marked to show changes from Amendment No. 1.

Exhibit 99

6.

As previously requested, please file as an exhibit to the registration statement a copy of the Carson Medlin board book for the transaction. Refer to Item 21(c) of Form S-4. You cannot request Rule 83 treatment for information that is required to be filed.

Response: In response to the Staff's comment, we have proposed to file as Exhibit 99.5 to the registration statement a copy of the Carson Medlin board book for the transaction.

*          *       *

Please contact me at (954) 468-1351, via fax at (954) 523-1722, or via e-mail at mbosko@gunster.com, if you have any comments or questions about this letter.

Very truly yours,

/s/ Marybeth Bosko

Marybeth Bosko

Attachment A

NOTES TO THE COMBINED COMPANY PRO FORMA FINANCIAL INFORMATION (UNAUDITED)
Condensed Consolidated Statement of Financial Condition
as of September 30, 2007

a.	Liquidation of $26,200 in investments to facilitate payment of the cash portion of the merger consideration.

b.

Estimated core deposit intangible asset of approximately 3.0% of Equitable’s total deposits, excluding time deposits. Core deposit intangible will be amortized over 7 years using the double declining balance method as follows (dollars in thousands):

Year 1	$554
Year 2	395
Year 3	282
Year 4	202
Year 5	168
Year 6	168
Year 7	168

1,937
Estimated Tax Effect	(736)

$1,201

c.	Elimination of Equitable’s stockholders’ equity.

d.	The following pro forma Merger costs are expected by Bancorp (dollars in thousands):

Capitalized Costs:
Investment banking fees	$250
Professional fees	375
Proxy printing	75

$700

e.	The following are the pro forma costs expected as a result of the Merger (dollars in thousands):

Professional fees	$700
Severance agreements	750
Other Merger costs	250

1,700
Estimated Tax Benefit	(646)

Net Cost	$1,054

(continued)

f.	The following represents the total merger consideration and the amount of goodwill resulting from the Merger:

Total Consideration to Equitable shareholders and cash to holders of options (dollars in thousands, except per share data):

Cash consideration to Equitable option holders:		$3,247

Cash consideration to Equitable shareholders:
Number of shares of Equitable common stock issued and outstanding as of the record date	516,860
Cash per share	$50.69	26,200

Total cash consideration		29,447

Stock consideration to Equitable common shareholders:
Number of shares of Equitable common stock issued and outstanding as of the record date	516,860
Exchange ratio for Bancorp shares	3.493

Number of Bancorp shares of common stock to be issued	1,803,841
Stipulated fair value of Bancorp common stock pursuant to the Merger Agreement	$14.50

Total stock consideration		26,156	($18 common stock, $26,138 additional paid-in capital)

Total merger consideration		$55,603
Capitalized costs - Bancorp		700

Total purchase price		$56,303

Net assets of Equitable per historical financial statements adjusted for:		24,931
Tax effect of cash to option holders		1,234
Transaction costs, net of tax		(1,054)
Core deposit intangible, net of tax		1,201

Pro forma net assets acquired		26,312

Total Goodwill		$29,991

g.	The estimated fair value of the assets acquired and the liabilities assumed as of the balance sheet date are as follows:

Cash and due from banks	$2,896
Securities and fed funds sold	16,800
Loans, net	163,273
Premises and equipment	459
Goodwill	29,991
Core deposit intangible	1,937
Other assets	4,209

Total Assets Acquired	219,565

Deposits	133,125
Fed funds purchased and repurchase agreements and interest bearing demand notes	27,769
Other liabilities	2,368

Total liabilities assumed	163,262

Net assets acquired	$56,303

Bancorp currently has an allowance for deferred tax assets of approximately $3.4 million related to net losses experienced from 2002 through 2005. From 2006 through September 30, 2007, a portion of the valuation allowance was used to reduce the tax expense associated with the net income earned during those periods. However, management did not believe it to be appropriate to reverse the entire valuation allowance during this period because of continued fluctuations in earnings trends. It is anticipated that the remaining valuation allowance will be reversed in its entirety upon the in-substance completion of the Merger. This represents the point in time at which management estimates the tax benefits can be used prior to their expiration based on the projected future earnings of the combined entity. The pro forma financial information does not reflect this adjustment.

h.

Each shareholder of Equitable has the option of taking his or her merger consideration either 100% in the form of Bancorp common stock or 50% cash and 50% in the form of Bancorp common stock. The unaudited combined company pro forma financial information has been prepared assuming that all of the shareholders of Equitable select the 50% cash and 50% Bancorp common stock option, as Bancorp has determined that this is the likely resultant mix of merger consideration. The following represents a comparison of key statistics of the unaudited combined company pro forma financial information if all of the shareholders of Equitable were to all take 100% Bancorp common stock as consideration versus if all of the shareholders of Equitable were to take 50% cash and 50% Bancorp common stock as consideration.

	As of and for the nine months ended September 30, 2007

	(Dollars in thousands, except per share data)

	50% Cash / 50% Bancorp Common Stock	100% Bancorp Common Stock(1)

Total cash consideration to shareholders	$26,200	$0

Total stock consideration to shareholders	26,156	52,356
Cash paid to Equitable option holders (see note (f))	3,247	3,247

	$55,603	$55,603

Shares issued to Equitable shareholders	1,803,841	3,612,851
Total pro forma shares outstanding	6,494,231	8,303,241

Book value per share	$11.85	$12.43
Tangible book value per share	$6.21	$8.01

Basic earnings per share	$0.23	$0.26
Diluted earnings per share	$0.23	$0.26

	For the year ended December 31, 2006

	50% Cash / 50% Bancorp Common Stock	100% Bancorp Common Stock(1)

Basic earnings per share	$0.28	$0.32
Diluted earnings per share	$0.28	$0.32

(1) Pro forma net income for the period ended September 30, 2007 and year ended December 31, 2006 is estimated at $2,162 and $2,654, respectively, based on 100% stock as consideration and no use of cash as consideration. Earnings per share data was based on historical Bancorp plus 3,612,851 shares issued as consideration to Equitable shareholders.

Attachment B

RISK FACTORS

          Equitable and Bancorp will operate as a combined company in a market environment that cannot be predicted and that involves significant risks, many of which will be beyond the combined company’s control. An investment in the combined company’s common stock contains a high degree of risk. In addition to the other information contained in, or incorporated by reference into, this proxy statement/prospectus, including the matters addressed under the caption “Cautionary Statement Regarding Forward-Looking Information,” you should carefully consider the risks described below before deciding how to vote your shares. We have described below the risks and uncertainties that we believe to be material to a decision on how to vote your shares. If any of the following risks and uncertainties develops into actual events, the combined company, its results of operation or financial condition could be adversely impacted.

          Risks Related to the Merger

The price of a share of Bancorp common stock has been arbitrarily set by an agreement between the Boards of Directors of Bancorp and Equitable.

          The boards of directors of Bancorp and Equitable have stipulated that the value of each share of Bancorp common stock is $14.50, without the assistance of any investment banking firm or other independent analyst. The boards have based the price principally upon recent sales of Bancorp common stock; however, these recent sales are not necessarily indicative of the market price for Bancorp common stock. As a result, if you attempt to resell the shares of Bancorp common stock that you receive in the Merger, you may be unable to resell the shares of Bancorp common stock for $14.50 or at all.

Bancorp may have difficulties integrating Equitable’s operations into Bancorp’s operations or may fail to realize the anticipated benefits of the Merger.

          The Merger involves the integration of two companies that have previously operated independently of each other. Successful integration of Equitable’s operations will depend primarily on Bancorp’s ability to consolidate Equitable’s operations, systems and procedures into those of Bancorp and to eliminate redundancies and costs. Bancorp may not be able to integrate the operations without encountering difficulties including, without limitation:

•	the loss of key employees and customers;

•	possible inconsistencies in standards, control procedures and policies; and

•	unexpected problems with costs, operations, personnel, technology or credit.

          In determining that the Merger is in the best interests of Bancorp and Equitable, as the case may be, the board of directors of each of Bancorp and Equitable considered that enhanced earnings may result from the consummation of the Merger, including from the reduction of duplicate costs, improved efficiency and cross-marketing opportunities. However, any enhanced earnings or cost savings may not be fully realized or may take longer to be realized than expected.

The loss of key personnel may adversely affect Bancorp.

          Bancorp’s success is, and is expected to remain, highly dependent on its senior management team. Bancorp relies heavily on its senior management because, as a community bank, it is its management’s extensive knowledge of and relationships in the community that generate business for it. Successful execution of Bancorp’s growth strategy will continue to place significant demands on its management and the loss of any such person’s services may adversely affect its growth and profitability.

          After the closing of the Merger, Bancorp expects to integrate Equitable’s business into its own. The integration process and Bancorp’s ability to successfully conduct Equitable’s business after the Merger will require the experience and expertise of key employees of Equitable. Therefore, the ability to successfully integrate Equitable’s operations with those of Bancorp, as well as the future success of the combined company’s operations, will depend, in part, on Bancorp’s ability to retain key employees of Equitable following the Merger. Although Bancorp has entered into a restrictive covenant agreement and an employment agreement with Mr. Spute, the President and Chief Executive Officer of Equitable, Bancorp may not be able to retain Mr. Spute or other key employees for the time period necessary to complete the integration process or beyond. Although Bancorp does not have any reason to believe any of these employees will cease to be employed by Bancorp, the loss of such employees could adversely affect Bancorp’s ability to successfully conduct its business in the markets in which Equitable now operates, which could have an adverse effect on Bancorp’s financial results and the value of its common stock.

The Merger cannot be completed unless regulatory approvals are received and conditions of those approvals are met.

          We cannot complete the Merger unless Bancorp receives the necessary regulatory approvals and we may not receive all required regulatory approvals. Bancorp and Equitable filed applications with the Federal Reserve Board and the Florida Office of Financial Regulation seeking approval of the Merger and have received final approval from the Federal Reserve Board and preliminary approval from the Florida Office of Financial Regulation. In addition, the Florida Office of Financial Regulation may impose conditions on the completion of the Merger or require changes in the terms of the Merger. These conditions or changes could have the effect of delaying completion of the Merger or imposing additional costs or limiting the possible revenues of the combined company.

The Merger Agreement limits Equitable’s ability to pursue alternatives to the Merger.

          The Merger Agreement contains provisions that limit Equitable’s ability to discuss, facilitate or commit to competing third-party proposals to acquire all or a significant part of Equitable. In addition, Equitable has agreed to pay Bancorp a fee of $2.25 million if the transaction is terminated because Equitable decides to pursue another acquisition transaction. These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Equitable from considering or proposing that acquisition even if it were prepared to pay a higher per share price than that proposed in the Merger, or might result in a potential competing acquirer proposing to pay a lower per share price to acquire Equitable than it might otherwise have proposed to pay.

Certain directors and executive officers of Equitable have economic interests in the Merger that are different from, or in addition, to their interests as shareholders.

          Executive officers of Equitable and Bancorp negotiated the terms of the Merger Agreement, and the Equitable and Bancorp boards of directors approved the Merger Agreement and the Equitable board of directors recommended that its shareholders vote to approve the Merger Agreement. In considering these facts and the other information in this proxy statement/prospectus, you should be aware that certain directors and executive officers of Equitable have economic interests in the Merger other than their interests as shareholders. For example, Mr. Spute has entered into an employment agreement with Bancorp. Additionally, Equitable’s directors will receive indemnification from Bancorp after the Merger closes and Equitable’s executive officers will receive cash for their Equitable options. The board of directors of Equitable was aware of these interests at the time it approved the Merger. These interests may cause Equitable’s directors and executive officers to view the Merger proposal differently and more favorably than you may view it.

The fairness opinion obtained by Equitable will not reflect changes in circumstances between the signing of the Merger Agreement and the closing date.

          Equitable has not obtained an updated fairness opinion as of the date of this document from its financial adviser. Changes in the operations and prospects of Equitable, general market and economic conditions and other factors which may be beyond the control of Equitable, and on which the fairness opinion was based, may alter the value of Equitable and/or Bancorp or the prices of shares of Equitable common stock and shares of Bancorp common stock by the time the Merger is completed. The opinion does not speak as of the time the Merger will be completed or as of any date other than the date of such opinion. For a description of the opinion that Equitable received from its financial adviser, please refer to “PROPOSAL NO. 1—THE MERGER—Opinion of The Carson Medlin Company” on page 29.

If, at the effective time, the Bancorp common stock does not constitute at least 50% of the merger consideration, the parties will re-evaluate the transaction before consummating the Merger.

          As a condition to the Merger, at the effective time, Gunster, Yoakley & Stewart, P.A., counsel to Bancorp, is expected to opine that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and that neither Bancorp nor Equitable will recognize gain or loss by reason of the Merger (except for amounts resulting from any required change in accounting methods and any income and deferred gain or loss recognized pursuant to Treasury regulations issued under Section 1502 of the Internal Revenue Code). If at the effective time, however, the Bancorp common stock does not constitute at least 50% of the merger consideration, the firm will re-evaluate the transaction to determine whether to issue the referenced tax opinion, and the parties will re-evaluate the transaction before consummating the Merger. If the parties re-evaluate the transaction in this event, the parties may decide not to consummate the Merger or may renegotiate the terms of the Merger.

If the Merger does not constitute a reorganization under section 368(a) of the Code, then Equitable shareholders may be responsible for payment of U.S. federal income taxes.

          The United States Internal Revenue Service may determine that the Merger does not qualify as a tax-free reorganization under section 368(a) of the Code. In that case, each Equitable shareholder would recognize a gain or loss equal to the difference between (i) the fair market value of the Bancorp common stock and cash received by the shareholder in the Merger and (ii) the shareholder’s adjusted tax basis in the shares of Equitable common stock exchanged therefor.

          Risks Related to the Bancorp Business

Bancorp’s prospects are dependent upon the validity and implementation of its business plan.

          The future prospects of Bancorp will be dependent upon whether Bancorp realizes the anticipated synergies and growth opportunities from successful execution of its business plan. Even if the business plan can be implemented successfully, this may not result in the realization of the full benefits of opportunities that may be expected to result from implementation of the plan and these benefits may not be achieved within the near term. In addition, although 1st United Bank has been in operation since April 2000, it has yet to achieve consistent profitability. Before the change of control, which occurred in July 2003, 1st United Bank’s profitability suffered due to a variety of factors, including the quality of its loan portfolio. Since the change of control, 1st United Bank’s profitability has suffered due to the aggressive growth plans of new management, which took control of Bancorp in July 2003. Failure to manage growth effectively in the future could have an adverse effect on the business, future prospects, financial condition or results of operations and could adversely affect Bancorp’s ability to successfully implement its business strategy.

An inadequate allowance for loan losses would reduce Bancorp’s earnings.

          The success of Bancorp depends to a significant extent upon the quality of its assets, particularly loans. In originating loans, there is a substantial likelihood that credit losses will be experienced. The risk of loss will vary with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the quality of the collateral for the loan. Management maintains an allowance for loan losses based on, among other things, anticipated experience, an evaluation of economic conditions, and regular reviews of delinquencies and loan portfolio quality. Based upon such factors, management makes various assumptions and judgments about the ultimate collectibility of the loan portfolio and provides an allowance for probable loan losses based upon a percentage of the outstanding balances and for specific loans when their ultimate collectibility is considered questionable.

          As of September 30, 2007, 1st United Bank’s allowance for loan losses was $2.4 million, which represented 0.86% of its total amount of loans. 1st United Bank had $486,000 in non-performing loans as of September 30, 2007. 1st United Bank manages any non-performing loans in an effort to minimize credit losses and monitors its asset quality to maintain an adequate loan loss allowance. The allowance may not prove sufficient to cover future loan losses. Further, although management uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to 1st United Bank’s non-performing or performing loans. Accordingly, the allowance for loan losses may not be adequate to cover loan losses or significant increases to the allowance may be required in the future if economic conditions should worsen. Material additions to

1st United Bank’s allowance for loan losses would result in a decrease of 1st United Bank’s net income and, its capital, among other adverse consequences.

Bancorp may face risks with respect to future expansion

          As a strategy, Bancorp has sought to increase the size of its operations by aggressively pursuing business development opportunities. Bancorp has made acquisitions of financial institutions and may continue to seek whole bank or branch acquisitions in the future. Acquisitions and mergers involve a number of risks, including:

•	the time and costs associated with identifying and evaluating potential acquisitions and merger partners;

•	the ability to finance an acquisition and possible ownership and economic dilution to existing shareholders;

•	diversion of management’s attention to the negotiation of a transaction, and the integration of the operations and personnel of the acquired institution;

•	the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse short-term effects on results of operations; and

•	the risk of loss of key employees and customers.

          Bancorp may incur substantial costs to expand, and such expansion may not result in the levels of profits it seeks. Integration efforts for any future mergers and acquisitions may not be successful and following any future merger or acquisition, after giving it effect, Bancorp may not achieve financial results comparable to or better than its historical experience.

Bancorp may need additional capital resources in the future and these capital resources may not be available when needed or at all.

          Bancorp may need to incur additional debt or equity financing in the future to make strategic acquisitions or investments or for future growth. Such financing may not be available to Bancorp on acceptable terms or at all.

Bancorp may incur losses if it is unable to successfully manage interest rate risk.

          Bancorp’s profitability depends to a large extent on 1st United Bank’s net interest income, which is the difference between income on interest-earning assets such as loans and investment securities, and expense on interest-bearing liabilities such as deposits and its borrowings. Bancorp is unable to predict changes in market interest rates, which are affected by many factors beyond Bancorp’s control, including inflation, recession, unemployment, money supply, domestic and international events and changes in the United States and other financial markets. Bancorp’s net interest income may be reduced if: (i) more interest-earning assets than interest-bearing liabilities reprice or mature during a time when interest rates are declining or (ii) more interest-bearing liabilities than interest-earning assets reprice or mature during a time when interest rates are rising.

          Changes in the difference between short- and long-term interest rates may also harm Bancorp’s business. For example, short-term deposits may be used to fund longer-term loans. When differences between short-term and long-term interest rates shrink or disappear, the spread between rates paid on deposits and received on loans could narrow significantly, decreasing Bancorp’s net interest income.

          If market interest rates rise rapidly, interest rate adjustment caps may limit increases in the interest rates on adjustable rate loans, thus reducing Bancorp’s net interest income because Bancorp may need to pay the higher rates on its deposits and borrowings while being limited on the repricing of these loans due to the interest rate caps.

Bancorp’s loan portfolio is heavily concentrated in mortgage loans secured by properties located in South Florida.

          Bancorp’s interest-earning assets are heavily concentrated in mortgage loans secured by properties located in South Florida. As of September 30, 2007, substantially all of Bancorp’s loans secured by real estate are secured by commercial and residential properties located in Palm Beach and Broward Counties, Florida. The concentration of Bancorp’s loans in this area subjects Bancorp to risk that a downturn in the economy or recession in that area could result in a decrease in loan originations and increases in delinquencies and foreclosures, which would more greatly affect Bancorp than if its lending were more geographically diversified. In addition, since a large portion of Bancorp’s portfolio is secured by properties located in South Florida, the occurrence of a natural disaster, such as a hurricane, could result in a decline in loan originations, a decline in the value or destruction of mortgaged properties and an increase in the risk of delinquencies, foreclosures or loss on loans originated by Bancorp. Bancorp may suffer losses if there is a decline in the value of the properties underlying its mortgage loans, which would have an adverse impact on its operations.

Bancorp and 1st United Bank are subject to extensive governmental regulation.

          Bancorp and 1st United Bank are subject to extensive governmental regulation. Bancorp, as a financial holding company, is regulated primarily by the Federal Reserve. 1st United Bank is a commercial bank chartered by the State of Florida and regulated by the Federal Reserve, the Federal Deposit Insurance Corporation and the Florida Office of Financial Regulation. These federal and state bank regulators have the ability, should the situation require, to place significant regulatory and operational restrictions upon Bancorp and 1st United Bank. Any such restrictions imposed by federal and state bank regulators could affect the profitability of Bancorp and 1st United Bank.

The banking industry is very competitive.

          The banking business is highly competitive and Bancorp and 1st United Bank compete directly with financial institutions that are more established and have significantly greater resources and lending limits. As a result of those greater resources, the larger financial institutions may be able to provide a broader range of products and services to their customers than Bancorp and may be able to afford newer and more sophisticated technology than Bancorp. The long-term success of Bancorp will be dependent on the ability of 1st United Bank to compete successfully with other financial institutions in its service areas.

1st United Bank must comply with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

          Since September 11, 2001, banking regulators have intensified their focus on anti-money laundering and Bank Secrecy Act compliance requirements, particularly the anti-money laundering provisions of the USA PATRIOT Act. There is also increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control (OFAC). In order to comply with regulations, guidelines and examination procedures in this area, 1st United Bank has been required to adopt new policies and procedures and to install new systems. 1st United Bank cannot be certain that the policies, procedures and systems it has in place will permit it to fully comply with these laws. Furthermore, financial institutions that 1st United Bank has already acquired or may acquire in the future may or may not have had adequate policies, procedures and systems to fully comply with these laws. Whether 1st United Bank’s own policies, procedures and systems are deficient or the policies, procedures and systems of the financial institutions that it has already acquired or may acquire in the future are deficient, 1st United Bank would be subject to liability, including fines and regulatory actions such as restrictions on its ability to pay dividends and to obtain regulatory approvals necessary to proceed with certain aspects of its business plan, including its acquisition plans.

Confidential customer information transmitted through 1st United Bank’s online banking service is vulnerable to security breaches and computer viruses, which could expose 1st United Bank to litigation and adversely affect 1st United Bank’s reputation and 1st United Bank’s ability to generate deposits.

          1st United Bank provides its clients the ability to bank online. The secure transmission of confidential information over the Internet is a critical element of banking online. 1st United Bank’s network could be vulnerable to unauthorized access, computer viruses, phishing schemes and other security problems. 1st United Bank may be required to spend significant capital and other resources to protect against the threat of security breaches and computer viruses, or to alleviate problems caused by security breaches or viruses. To the extent that 1st United Bank’s activities or the activities of its clients involve the storage and transmission of confidential information, security breaches and viruses could expose 1st United Bank to claims, litigation and other possible liabilities. Any inability to prevent security breaches or computer viruses could also cause existing clients to lose confidence in 1st United Bank’s systems and could adversely affect its reputation and its ability to generate deposits.

          Risks Related to an Investment in Bancorp’s Common Stock

There is no established trading market for the Bancorp common stock and you may not be able to resell your shares.

          The shares of Bancorp common stock are not currently traded on any securities exchange and do not have an established trading market. Within 12 months from completion of the Merger,

Bancorp intends to file a registration statement with the SEC under Section 12 of the Exchange Act to register its class of common stock. This registration permits Bancorp to apply to list its common stock on a securities exchange and Bancorp intends to file an application to list its common stock for trading on NASDAQ at that time. Prior to filing the application to list its common stock on NASDAQ, Bancorp expects that its common stock will be quoted as an over-the-counter equity security on the “pink sheets” quotation system. However, even if Bancorp’s common stock is quoted on the pink sheets or is successfully listed for trading on NASDAQ, a trading market for your Bancorp shares may not develop and if it does, you still may not be able to sell your shares at all, or at the stipulated value of $14.50 per share established pursuant to the Merger Agreement.

Upon the effectiveness of this registration statement, Bancorp will become subject to evolving and expensive corporate governance regulations and requirements. Bancorp’s failure to adequately adhere to these requirements or the failure or circumvention of its controls and procedures could seriously harm its business.

          Upon the effectiveness of this registration statement, Bancorp will be subject to certain federal, state and other rules and regulations, including applicable requirements of the Sarbanes-Oxley Act of 2002. Compliance with these evolving regulations is costly and requires a significant diversion of management time and attention, particularly with regard to disclosure controls and procedures and internal control over financial reporting. Although Bancorp has reviewed its disclosure and internal controls and procedures in order to determine whether they are effective, its controls and procedures may not be able to prevent errors or frauds in the future. Faulty judgments, simple errors or mistakes, or the failure of its personnel to adhere to established controls and procedures may make it difficult for Bancorp to ensure that the objectives of the control system are met. A failure of its controls and procedures to detect other than inconsequential errors or fraud could seriously harm its business and results of operations.

Management of Bancorp holds a large portion of Bancorp common stock.

          As of the record date, the directors and executive officers of Bancorp beneficially owned about 1.1 million shares of Bancorp common stock, or 22.1%, of the total outstanding shares of Bancorp. As a result, Bancorp’s management, if acting together, may be able to influence or control matters requiring approval by Bancorp’s shareholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions.

          They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of Bancorp, could deprive Bancorp shareholders of an opportunity to receive a premium for their common stock as part of a sale of Bancorp and might ultimately affect the market price of Bancorp common stock.

Bancorp’s Articles of Incorporation and Bylaws, as well as applicable law, may prevent or delay a takeover by another company.

          Bancorp’s Articles of Incorporation permit the board of directors to issue preferred stock without shareholder action. The ability to issue preferred stock could discourage a company from attempting to obtain control of Bancorp by means of a tender offer, merger, proxy contest or otherwise. Certain provisions in Bancorp’s bylaws, such as advance notice requirements to nominate a director may also prevent or hinder a change-in-control. Bancorp is also subject to certain provisions of the Florida Business Corporation Act and federal banking laws that relate to business combinations with interested shareholders.

Bancorp has not paid cash dividends to its shareholders and has no plans to pay future cash dividends.

          Bancorp plans to retain earnings to finance future growth and has no current plans to pay cash dividends to shareholders. Because Bancorp has not paid cash dividends, holders of its securities will experience a gain on their investment in its securities only in the case of an appreciation of value of its securities. You should not expect an appreciation in value.

Your shares of common stock will not be an insured deposit.

          The shares of Bancorp common stock that you receive in the Merger will not be a bank deposit and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and you must be capable of affording the loss of your entire investment.

Attachment C

value is then discounted back to the present value at a discount rate of 13%, which reflects the rate investors would demand from similar type investments. On the basis of these assumptions, The Carson Medlin Company calculated that the present value of Bancorp under the present value of future earnings method, at a 13% discount rate, was $15.62 per share or $14.84 per share after a 5% discount for lack of marketability (to reflect the difference between publicly traded and nonpublicly traded stock).

          Under the market approach, The Carson Medlin Company used the stock market values of similar banking companies (the SIBR peer group) as proxy for Bancorp’s value under the market approach. Utilizing the capitalization of book value method under the market approach, Bancorp’s book value indicators are capitalized by a capitalization factor determined by using the SIBR peer group’s stated book value multiples (i.e. the price to book value multiple). Price to book value multiples of the SIBR peer group ranged from 0.80X to 2.66X, with a median of 1.50X at September 26, 2007, just prior to the October 1, 2007 Merger Agreement. Based on Bancorp’s stated book value of $10.72 per share at June 30, 2007, the value indicated under the capitalization of book value method using the median price to book value for the SIBR peer group of 1.50X is $16.08 per share and $15.28 per share after a 5% discount for lack of marketability. Based on Bancorp’s tangible book value of $9.72 per share at June 30, 2007, the value indicated under the capitalization of book value method using the median price to book value for the SIBR peer group of 1.50X is $14.58 per share and $13.85 per share after a 5% discount for lack of marketability.

          Based on The Carson Medlin Company’s analysis, Bancorp’s common stock ranged from $13.85 to $15.28 per share. The present value of future earnings method indicated a value of $14.84 per share, the capitalization of stated book value method indicated a value of $15.28 per share, and the capitalization of tangible book method indicated a value of $13.85 per share. Bancorp’s indicated stock valuation of $14.50 in the Merger Agreement falls within the indicated range of values determined by The Carson Medlin Company.

          Conclusion

          Based on the results of the various analyses described above, The Carson Medlin Company concluded that the consideration to be received by Equitable’s shareholders under the Merger Agreement is fair, from a financial point of view, to the shareholders of Equitable.

          The opinion expressed by The Carson Medlin Company was based upon market, economic and other relevant considerations as they existed and could be evaluated as of the date of the opinion. Events occurring after the date of issuance of the opinion, including but not limited to, changes affecting the securities markets, the results of operations or material changes in the assets or liabilities of Equitable Financial Group, Inc. or 1st United Bancorp, Inc. could materially affect the assumptions used in preparing the opinion.

          The Carson Medlin Company will receive a total fee equal to one percent (1.00%) of the aggregate consideration received by the holders of the Equitable’s common stock and common stock equivalents for all services performed in connection with the sale of Equitable and the rendering of the fairness opinion. The Carson Medlin Company, to date, has received $70,000 for its services, including $50,000 for the issuance of its fairness opinion. Also, The Carson Medlin Company will receive approximately $486,000 contingent upon the closing of the Merger. In addition, Equitable has agreed to indemnify The Carson Medlin Company and its directors, officers and employees, from liability in connection with the transaction, and to hold The Carson Medlin Company harmless from any losses, actions, claims, damages, expenses or liabilities related to any of The Carson Medlin Company’s acts or decisions made in good faith and in the best interest of Equitable.

Interests of Equitable’s Directors and Executive Officers and Equitable’s Affiliates in the Merger

          Some of Equitable’s executive officers participated in negotiations of the Merger Agreement with Bancorp, and the board of directors adopted the Merger Agreement and is recommending that Equitable shareholders vote for the Merger Agreement. In considering these facts and the other information contained in this proxy statement/prospectus, you should be aware that Equitable’s executive officers and directors have financial interests in the Merger besides being Equitable shareholders. These interests include:

Attachment D

INFORMATION ABOUT EXECUTIVE COMPENSATION

Summary Compensation Table for 2006

          The following summary compensation table shows compensation information for Bancorp’s principal executive officer and principal financial officer for the fiscal year ended December 31, 2006. Also included is compensation information for Mr. Orlando, Bancorp’s third founding executive officer and Messrs, Jacobson and Ostermayer, two key executives of 1st United Bank. In addition, Mr. Spute, the President and Chief Executive Officer of Equitable, will be an executive officer of Bancorp after the Merger. Bancorp refers to each of the individuals named in the table below as “named executive officers.”

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(1)	All Other Compensation ($)(2)	Total ($)

Warren Orlando, Chairman of the Board	2006	$125,000	$1,110	—	—	—	$49,860	$37,241	$213,211
Rudy Schupp, Chief Executive Officer	2006	250,000	2,220	—	—	—	56,199	38,578	346,997
John Marino, President	2006	250,000	2,220	—	—	—	47,671	15,566	315,457
Wade E. Jacobson, Senior Vice President	2006	145,350	64,541				—	13,871	223,763
Lawrence Ostermayer Senior Vice President	2006	118,000	—				—	5,607	123,607

(1)

The amounts in column (h) reflect the actuarial increase in the present value of Bancorp’s named executive officers’ benefits under Bancorp’s SERP determined using the assumptions consistent with those used in Bancorp’s financial statements. For more information regarding these assumptions, refer to “INFORMATION ABOUT EXECUTIVE COMPENSATION-Pension Benefits.”

(2)

The amounts reported reflect, for each named executive officer, the sum of (i) the incremental cost to Bancorp of all perquisites and other personal benefits; and (ii) amounts contributed by Bancorp to the 401(k) plan. The following table outlines those (i) perquisites and other personal benefits and (ii) additional all other compensation required by the SEC rules to be separately quantified:

Name	401(k) Match	Club Dues	Automobile

Warren Orlando	$—	$23,095	$14,146
Rudy Schupp	5,625	16,296	16,657
John Marino	5,625	925	9,849
Wade E. Jacobson	4,271	—	9,600
Lawrence Ostermayer	5,607	—	—

          Bancorp has entered into a written employment agreement with Messrs. Orlando, Schupp, and Marino.

          Warren Orlando. On March 4, 2004, Bancorp and 1st United Bank entered into an Employment Agreement with Warren Orlando. That agreement was amended on November 16, 2007. Mr. Orlando serves as Chairman of Bancorp and 1st United Bank. His agreement is for a continuously renewing three-year period and provides for a minimum annual base salary of $62,500. Upon Bancorp and 1st United Bank (i) having consolidated total assets of $150 million and (ii) achieving the first month of profitability on a consolidated basis, the base salary increased to $125,000. In addition, Mr. Orlando is entitled to an additional one percent of Bancorp’s consolidated net income (before taxes for each fiscal quarter (excluding certain items classified as “extraordinary” under generally accepted accounting principles in the United States) and excluding restructuring charges and other charges relating to mergers, acquisitions or other similar transactions) beginning with the first fiscal quarter that Bancorp achieves its first month of profitability on a consolidated basis, and each fiscal quarter thereafter.

          Mr. Orlando is entitled to participate in all of the employee benefit programs and perquisites generally available to the executive officers of Bancorp, including the following benefits:

145

Attachment E

MANAGEMENT FOLLOWING THE MERGER

Directors and Executive Officers After the Merger

          The following persons are expected to serve as directors and executive officers of Bancorp or, where indicated, 1st United Bank after the Merger.

Name	Age	Position

Paula Berliner(1)	64	Director
Jeffery L. Carrier(2)	56	Director
Ronald A. David(2)	56	Director
James Evans	70	Director
Wade E. Jacobson	39	Senior Vice President, Chief Lending Officer, 1st United Bank
Arthur S. Loring(1)(3)(4)	60	Director
Thomas E. Lynch(2)(3)	60	Director
John Marino	44	President and Director
Carlos Morrison(1)	53	Director
Warren S. Orlando	65	Chairman of the Board and Director
Lawrence Ostermayer	55	Senior Vice President, Credit Administration, 1st United Bank
Rudy E. Schupp	57	Chief Executive Officer and Director
H. William Spute, Jr.	66	Executive Vice President and Director
Joseph W. Veccia, Jr.(1)(3)	50	Director

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	Member of the Governance Committee

(4)	Lead Independent Director

          Paula Berliner has served as director of Bancorp since July, 2003. Since 1989, Ms. Berliner has been an officer and director of Berliner Classic Motorcars, Inc., a dealer in classic pre-owned vintage automobiles, muscle cars, and motorcycles. In addition, Ms. Berliner has over 15 years of banking experience serving the South Florida market. Ms. Berliner was on the Board of Directors of Family Bank, based in Hallandale Beach, Florida, from its establishment in 1987 to its sale to Republic Security Bank in 1997. Ms. Berliner served on the Boards of Directors of Republic Security Financial Corp. from 1997 to 2001, Republic Security Bank from 1997 to 2001 and Wachovia Bank’s Advisory Board from 2001 to 2002. Ms. Berliner holds a Masters degree in Admissions and Supervision from Florida Atlantic University.

          Jeffery L. Carrier has served as director of Bancorp since July 2003. Since March 2004, Mr. Carrier has been President of the Board Advisory Group, a consulting firm to bank boards and audit committees. From 1984 to March 2004, he was President of Carrier Financial Group, Inc., a consulting firm providing outsourcing services for internal audit and compliance for the banking industry serving over 400 financial institution clients throughout Florida and the Southeast United States ranging in asset size from the denovo to the multi-billion dollar complex organization. Prior to establishing Carrier Financial Group, Mr. Carrier served from 1978 through 1984 in the capacity as chief financial officer, treasurer and controller of NYSE and NASDAQ listed financial institutions. From 1973 to 1978, Mr. Carrier worked as a CPA with Haskins & Sells (now Deloitte & Touche). Mr. Carrier holds a B.S. in accounting from Florida State University and is a licensed Certified Public Accountant in Florida.

          Ronald A. David has been a director of Bancorp since July 2003. Since 1990, Mr. David, a board certified civil trial lawyer since 1986, has practiced civil litigation at his law firm, Ronald A. David, P.A., and has practiced law in Florida since 1975. In addition, Mr. David has 10 years of banking experience serving the South Florida market. Mr. David served on the Board of Directors of Former 1st United Bancorp, and its wholly owned subsidiary Former 1st United Bank, based in Boca Raton, Florida, from 1992 to its sale to Wachovia Bank in 1998. Mr. David holds a B.A. in Political Science and a J.D., both from the University of Florida.

          James Evans will join the Board of Directors of Bancorp and 1st United following the Merger. Mr. Evans is currently the Chairman of the Board of Directors of Equitable Financial Group, Inc. and has been a director of Equitable Bank since 1987. Mr. Evans is also currently the President of Evans Financial Services, Ltd., which is engaged in land sales and residential construction (since 1998). He also has various interests in equity lending, niche and real estate financing, and venture capital providers. From 1953 to 1998, Mr. Evans was the owner and President at two Nissan dealerships and one of the largest Mercedes-Benz dealerships in the United States. Mr. Evans sold all three dealerships in 1998. Mr. Evans holds a B.B.A. from the University of Florida.

          Wade E. Jacobson has been the Senior Vice President, Chief Lending Officer 1st United Bank since March 2007. Prior to that time Mr. Jacobson served as Senior Vice President, Team Leader Business Banking for 1st United Bank from July 2003 when he joined 1st United Bank until his promotion in March 2007. Mr. Jacobson began his career with Barnett Bank in the Management Associate Training Program in 1990 and rose to the position of Vice President Relationship Manager within that organization. He has held positions of increasing responsibility in lending production with SunTrust from 1998 until 2000, Republic Security Bank and Wachovia from 2000 until 2003. Mr. Jacobson is a graduate of Clemson University and holds a Bachelor’s Degree in Finance.

          Arthur S. Loring has been a director of Bancorp since 2005. He had previously been a director of Bancorp from its inception in 2000 until the change of control of Bancorp in 2003. From 1972 until his retirement in 1998, Mr. Loring was an attorney with Fidelity Management & Research Company and employed in numerous positions, including Senior V.P. and General Counsel. Mr. Loring serves as Chairman of MorseLife, Inc., a senior health care facility, President-elect of the Jewish Federation of Palm Beach County and on the Board of Directors of New River, Inc., a private electronics delivery firm. Mr. Loring holds a B.S. in Commerce from Washington and Lee University and a J.D., cum laude, from Boston University.

          Thomas E. Lynch has been a director of Bancorp since July 2004. Since 1969, Mr. Lynch has been President of The Plastridge Agency, Inc., an insurance agency. From November 1998 to November 2006, he was Chairman of the Palm Beach County Public Schools. Since March 2007, he has been mayor of the Village of Golf, Florida. Mr. Lynch has been involved in community service for over 30 years. He is also a Board Member of the Children’s Services Council of Palm Beach County, the Economic Council of Palm Beach County, Florida Atlantic University Foundation, Business Development Board, Old School Square, Boca Raton Chamber, the Florida Education Standards Commission. He has also served as Mayor of Delray Beach from 1990 to 1996. Mr. Lynch holds a joint B.A. in Philosophy and Psychology from Loyola University and received his CPCU insurance designation in 1978, which is the highest designation attained in the insurance industry.

          John Marino has been President and Director of Bancorp and Chief Operating Officer, Chief Financial Officer, and Director of 1st United Bank since July 2003. From January 2002, until March 2003, Mr. Marino served as Chief Financial Officer of SBA Communications, a publicly traded telecommunications company, headquartered in Boca Raton, Florida. Mr. Marino acted as a consultant to SBA Communications from 1999 to 2002. From 1992 through 1998, Mr. Marino served as Chief Financial Officer of Former 1st United Bank and Former 1st United Bancorp, headquartered in Boca Raton, Florida. Mr. Marino was employed in a variety of positions with Ernst & Young, with his final position as audit manager, from 1986 to 1992. Mr. Marino holds a BBA in Accounting from Stetson University and is a licensed Certified Public Accountant in Florida.

          Carlos Gil Morrison has been a Director of Bancorp since 2006. From 1976 until 1992 Mr. Morrison was employed as a broker with Smith Barney. Since 1992, Mr. Morrison has managed his personal investments. Mr. Morrison, a resident of the Town of Palm Beach, is a well known businessman in South Florida managing his many family-owned real estate and financial investments. Mr. Morrison is very active and philanthropic in the Palm Beach community. Mr. Morrison holds a BBA in Business from Hillsdale College.

          Warren S. Orlando has been Chairman of the Board and Director of Bancorp since July 2003. From April 1999 to June 2003, Mr. Orlando was retired. From September 1997 to March 1999, Mr. Orlando served as Chairman and CEO of Wachovia - Florida Banking. Mr. Orlando co-founded and served as Chief Executive Officer and President of Former 1st United Bank and Former 1st United Bancorp, an approximately $1 billion bank holding company (which grew through internal growth and 11 merger and acquisition transactions), headquartered in Boca Raton, Florida from its inception in 1987 and until its merger with Wachovia Corporation in 1998. Mr. Orlando holds a BS in Economics from St. Peters College and a graduate degree from Stonier Graduate School of Banking, Rutgers University.

          Lawrence Ostermayer joined 1st United Bank in September of 2003 and currently holds the position of Senior Vice President, Credit Administration. Mr. Ostermayer was employed by RBC Centura Bank as Senior Credit Risk Manager – South Florida/ Special Loan Group Manager Florida & Georgia from 2002 until joining 1st United. From 1998 until 2002 Mr. Ostermayer worked with Republic Security/Wachovia in Business Banking and Special Assets. Mr. Ostermayer was with Barnett Bank/Bank of America from 1986 until 1998 managing all aspects of the credit process in the Florida counties of Palm Beach, Martin, Okeechobee, and Highlands. Mr. Ostermayer is a graduate of Salem College and holds a Bachelor of Science in Business Administration.

          Rudy E. Schupp has been Chief Executive Officer and Director of Bancorp and 1st United Bank since July 2003. From March 2001 to June 2003, Mr. Schupp was a managing director for Ryan Beck & Co., an investment bank. Also from December 2001 to March 2003, he served as a consultant to Wachovia Corporation – Florida. From March 2001 until December 2001, Mr. Schupp served as Chairman – Florida Banking for Wachovia Corporation. From April 1984 through February 2001, he co-founded and served as Chairman, Chief Executive Officer and President of Republic Security Financial Corporation, a $3.4 billion bank holding company (which grew through internal growth and through 16 merger and acquisition transactions), headquartered in West Palm Beach, Florida. Republic Security Financial Corporation merged with Wachovia Corporation in 2001. Mr. Schupp is also a director with FPL Group. Mr. Schupp holds a BD in Economics from the University at Albany, and an MBA from Syracuse University.

          H. William Spute, Jr. will become an executive officer of Bancorp and will join the Board of Directors of Bancorp and 1st United following the Merger. Since Equitable’s inception in 1998, Mr. Spute has been President and Chief Executive Officer of Equitable Financial Group, Inc. and since Equitable Bank’s inception in 1987, he has been Chairman, President & CEO of Equitable Bank. From 1983 to 1986, Mr. Spute was a SVP and Professional Banker with Barnett Bank. Mr. Spute holds a BA in business and finance from Michigan State University and an MBA from the University of Miami.

          Joseph W. Veccia, Jr. has been a Director of Bancorp since May 2004. Since 1996, Mr. Veccia has been a private investor with investments in real estate, funeral business and cemeteries, and stocks. Mr. Veccia is a former board member of Admiralty Bank which was sold to RBC in January 2003. He is also a member of the Board of Trustees of the George Snow Scholarship Fund, the Lynn University Board of Overseers, the Board of Directors of the Boca Raton Chamber of Commerce, the Board of Trustees of Pope John Paul High School and the Boca Raton Community Hospital Board of Trustees. Mr. Veccia holds an AS degree in Mortuary Science from Lynn University.

Directors’ Fees

          Non-employee directors received no cash compensation and received no stock awards (options or otherwise) during 2006. The directors also received no perquisites or other personal benefits during 2006. On January 1, 2007, each non-employee director received an option grant to purchase 500 shares of common stock of Bancorp. Effective January 1, 2007, non-employee directors of Bancorp received an annual retainer of $1,000, plus an attendance fee of $100 for each board committee meeting attended by a director. The Chairman of the Asset and Liability Committee and Audit Committee each received $300 per meeting in lieu of the $100 paid for attendance to those committee meetings by committee members other than the chairman. Bancorp directors who are salaried employees of Bancorp or any of its subsidiaries do not receive any additional compensation for serving as a director. The board Compensation Committee operates under a charter which will cause this committee to conduct a comprehensive review of non-employee director compensation in 2008.

Attachment F

          Role of Executive Officers in Establishing Compensation

          The Compensation Committee reviews and recommends to the board of directors for determination the compensation of Bancorp’s founding executive officers, Messrs. Marino, Orlando, and Schupp. Each director, including those who are executive officers, annually complete an evaluation form with respect to the founding executive officers and submit them to the Chairman of the Compensation Committee for use in evaluating the performance and determining the overall compensation level of the founding executive officers. In addition, Mr. Schupp separately submits recommendations to the Compensation Committee regarding all other executive officers for use by the Compensation Committee in making recommendations to the board of directors concerning their base salary, short-term incentive compensation and long term incentive compensation. An executive officer may not be present at a meeting of the Compensation Committee where that executive officer’s compensation is being discussed.

Compensation Discussion and Analysis

          Compensation Philosophy

          The Compensation Committee formulates and administers the compensation program for Bancorp’s founding executive officers. Either Mr. Schupp or Mr. Marino determines the compensation for the respective Bancorp and 1st United Bank executives reporting directly to them, including Messrs. Jacobson and Ostermayer, two key 1st United Bank employees reporting directly to Mr. Schupp and listed in the tables under “INFORMATION ABOUT EXECUTIVE COMPENSATION” beginning on page 138 of this proxy statement/ prospectus. Bancorp’s executive compensation program is designed to:

•	support the creation of long-term shareholder value; and

•	attract, retain and motivate high-quality, high-performing executive leadership with the talent and expertise to foster strong business results and enhance shareholder value.

          Bancorp’s principal business requires a careful balance between the interests of strict regulatory entities and the sometimes diverse interests of shareholders and customers. This complexity is compounded because Bancorp’s subsidiary, 1st United Bank, is a high growth, emerging commercial bank situated in fast-growing banking markets where it must, among other things, compete with the operations of sophisticated financial service providers while navigating through the challenges of a weaker regional economy and the elements of an emerging business. Significant, often irreversible, decisions affecting the intermediate and long-term future of the business are a consistent part of executive officer decision-making. It is difficult in the short term to measure precisely the impact that good and bad decisions in these areas will have on long-term prospects, particularly as so many impinging factors are external to Bancorp. As a result, it is extremely important for Bancorp to attract, develop and retain executive officers with strong business acumen and commercial banking skills, which may not have been necessary to run a “traditional, mature” bank in years past, but are imperative in light of the Company’s current strategy, economic environment and circumstances.

          As a consequence of the need to attract and retain its executive officers, it is vital that Bancorp provide its executive officers with total compensation that encourages them to make decisions that are designed to support long-term value creation, which will often require substantial outlays of capital, the avoidance of which would otherwise result in the attainment of higher short-term financial results while sacrificing the achievement of long term shareholder value. Executive officers with proven track records who know the South Florida banking industry are extremely valuable and are a limited resource. These individuals are sought after by competitors. The risks and costs to identify and recruit successor executive officers would be significant.

          Benchmarking

          In making compensation decisions with respect to each founding executive officer’s total compensation opportunity, the Compensation Committee considers the competitive market for executives and compensation opportunities provided by comparable companies in its market. However, it does not target specific levels relative to industry norms (the so-called “percentile” approach). The Compensation Committee uses its business judgment in assessing and using the information.

          Likewise, in determining the total compensation opportunity for key executives of 1st United Bank, the founding executives consider the competitive market for executives and external compensation opportunities available to those key executives in 1st United Bank’s market. The founding officer setting compensation does not target specific levels relative to industry norms, but instead uses his business judgment and market knowledge in assessing the available market information.

          Bancorp obtains market comparison information from publicly available information for peer and non-peer banking institutions comprised of a set of publicly held banks in the Florida banking industry as one source of information for consideration in setting some elements of compensation. These banks include:

•	Atlantic BancGroup, Inc.

•	Bank of Florida Corporation

•	Sun American Bancorp

•	Seacoast Banking Corporation of Florida

•	Federal Trust Corporation

•	Florida Community Banks, Inc.

•	TIB Financial Corp.

•	CenterState Banks of Florida, Inc.

•	Great Florida Bank

•	Optimum Bank Holdings

          Data was compiled from publicly available proxy statements. Bancorp considers these institutions to share some or all of the following characteristics with Bancorp - corporate cultures, requisite skill bases, competitive intensity, degree of regulation, operating requirements and capital intensity.

          Compensation Policies

          Bancorp believes that it is most appropriate to focus primarily on each executive officer’s total compensation opportunity, ensuring that it is competitive with other similar opportunities, taking into consideration factors such as the embryonic and emerging character, size, scope, and performance of Bancorp and 1st United Bank, as well as the percentage of compensation that is performance-based. In addition, although executive officers have somewhat different views about the value they attach to the various elements of compensation, in general they must place their highest value on future compensation while understanding that current period cash compensation is intended to meet core needs.

          When allocating total compensation among individual compensation components, it is Bancorp’s practice to make a significant portion of each executive officer’s total compensation opportunity performance-based, reflecting both upside potential and downside risk. In addition, as a means of aligning the interests of Bancorp’s executive officers with the interests of its shareholders, Bancorp believes that executive officers should have a significant and continuing equity interest in Bancorp. Beyond these practices, Bancorp does not have a formal policy for allocating between elements of compensation The Compensation Committee does review each compensation component offered to founding executive officers to ensure that it is competitive relative to other opportunities and that it meets Bancorp’s view of internal fairness and consistency among executives. Mr. Schupp does the same for Messrs. Jacobson and Ostermayer.

          The decisions regarding any one of base pay, cash incentive compensation or equity–based compensation influence decisions regarding the others only to the extent that total compensation opportunity must be competitive with similar opportunities, given Bancorp’s emerging character and growth strategy, and individual performance. Decisions regarding personal benefits and perquisites do not influence decisions regarding other compensation elements. Bancorp believes that the perquisites and other personal benefits available to its executive officers are customary offerings for persons in key executive positions in its community banking market and, as such, are necessary to remain competitive with other opportunities. Further, Bancorp believes that perquisites such as club memberships and automobile privileges are also necessary to promote its client development and client retention efforts.

          Bancorp further believes that there needs to be clarity in the underlying measures that give rise to total compensation for executive officers while striking a balance between strictly formula-driven measures and subjective measures, as a strict focus on the quantitative measures can lead to unintended consequences. The Compensation Committee therefore uses its judgment in recommending executive officer compensation to the board of directors.

          Compensation Programs Design

                      Goals

          Bancorp’s executive compensation program is designed to:

•	attract, retain and motivate senior executives and other key employees who are vulnerable to overtures from key competitors;

•	motivate skilled executive officers through compensation plans that promote decisions which are aligned with the long-term interests of shareholders and non-shareholder constituencies;

•

ensure that executive officers’ efforts (a) represent an appropriate balance between short and long-term goals, as well as between operational and financial measurements, and (b) focus on meeting the needs of important non-shareholder parties, such as customers, bank regulators and employees, in ways that build long-term value; and

•	encourage executive officers to act in ways that are consistent with Bancorp’s strategies, interests and core values.

                    Impact of Performance on Compensation

          In mid-2003, Messrs. Marino, Orlando and Schupp, the founding executive officers, formed an entity to enter into a definitive agreement to effectuate the change of control of a $45 million asset bank with a history of losses. As a result of the change of control, Messrs. Marino, Schupp and Orlando changed the management, the board of directors and the overall business plan of the troubled bank, resulting in the improved supervisory condition of the bank. A significant portion of Bancorp’s losses during 2003 and 2004 resulted from the poor quality of the loan portfolio of the troubled bank, which potential costs were reflected in earnings over this period and in the pricing of the common stock at the change of control.

          Messrs. Marino, Orlando, and Schupp have extensive experience in buying, turning-around and growing troubled banks. They also have extensive public company experience, including with public banks. Messrs. Marino and Schupp left their prior employment and then, with Mr. Orlando, took over the troubled bank, undertook the formation of a bank holding company and initiated the raising of $54 million of equity capital over the past four years, to expand Bancorp and 1st United Bank. Bancorp believes the founding executive officers were and are central to Bancorp’s ability to create value, and the Compensation Committee believes it is in shareholders’ interests that their compensation be structured in a manner which most appropriately encourages desired behaviors in order to reach desired results.

          Initially, as the founding executive officers focused on turning around the bank after the change of control, their compensation consisted of relatively low base pay and performance pay and a greater amount of value sharing, as evidenced by executive compensation being structured such that:

•	Base salaries were relatively low, and would only increase upon Bancorp reaching $150 million in assets;

•

The founding executive officers’ cash incentive, based on a percentage of net income, did not result in any compensation because the bank had a history of loan losses, which, as described above, were inherited during the first two years of operations.

•

Automatic stock option grants, based on a percentage of outstanding shares, would only have significant value if and when the bank was turned around, thereby increasing the value of shares underlying such options; and

•	The supplemental executive retirement program would only begin to accrue when Bancorp reached $250 million in assets.

          During the turn-around phase, a significant portion of the founding executive officers’ compensation was based on the potential future value of Bancorp and the founding executive officers’ achievement of certain milestones.

          As the founding executive officers turned-around the bank and the focus shifted from turn-around mode to one of strategic growth, the base pay and performance pay adjusted as follows:

•	Per their employment agreements, once Bancorp achieved $150 million in assets and became profitable, base salaries were increased to achieve a more competitive base pay level;

•	Once Bancorp achieved $250 million in assets, Bancorp began to accrue the supplemental executive retirement program;

•

Though the amount of cash incentive compensation received up to the date of this registration statement has been minimal, assuming Bancorp becomes more successful, this amount is expected to increase; and

•	Assuming Bancorp becomes more successful, the value of the common stock underlying the options granted to the executive officers is expected to increase.

          The founding executive officers’ total compensation increased upon the achievement of the milestones described above. Bancorp believes that, now that these initial milestones have been reached, future increases in executive compensation should be tied to the success of Bancorp through both the cash incentive compensation and the potential value of the common stock underlying the founding executive officers’ options.

          For details of each founding executive officer’s employment agreement with Bancorp, see the section of this registration statement entitled “INFORMATION ABOUT EXECUTIVE COMPENSATION.”

          Elements of Compensation

                    Total Compensation

          Bancorp’s total compensation consists of four components:

•	Base salary;

•	Annual cash incentive compensation;

•	Stock options; and

•	Other benefits and perquisites.

                    Base Pay

          Bancorp provides its executive officers with base pay because Bancorp recognizes that cash is an important component of compensation and is highly-valued by executive officers. Based upon factors such as market comparison data, regional competition and business judgment, Bancorp believes it provides its executive officers with base pay that is not superior to their base pay opportunity at comparable companies doing business in Bancorp’s markets.

          Upon their hire in mid-2003, Messrs. Orlando, Marino and Schupp received an annual base salary of $62,500, $125,000 and $125,000, respectively. This base pay remained unchanged until April 1, 2005 when Bancorp first achieved $150 million in assets and profitability. Upon reaching these benchmarks, the base pay for Messrs. Orlando, Marino and Schupp was increased to $125,000, $250,000 and $250,000, respectively, in accordance with the terms of their respective employment agreements. The base pay has remained unchanged since then and their respective employment agreements contain no stipulated increases to base pay.

          Mr. Schupp determines the base pay for each of Messrs. Jacobson and Ostermayer. As of the date of this proxy statement/ prospectus, Messrs. Jacobson and Ostermayer receive an annual base salary of $160,000 and $125,000, respectively. These base salary amounts are periodically increased based on the factors discussed above.

                    Cash Incentive Compensation

          Bancorp provides its executive officers with a cash incentive opportunity as one element of total compensation opportunity intended to be both “at risk” and performance-based. The Compensation Committee believes that cash incentives for Bancorp’s founding executive officers should be tied directly to Bancorp’s earnings performance. Thus, Messrs. Orlando, Marino and Schupp have each been given a cash incentive earning opportunity equal to one percent, two percent and two percent, respectively, of Bancorp’s consolidated pre-tax earnings on an annual basis, paid quarterly, excluding extraordinary items as defined in Accounting Principles Board Opinion No.

30 (or any successor bulletin) and excluding restructuring charges and other charges relating to mergers, acquisitions or transactions of similar effect, for financial reporting purposes.

          The Compensation Committee considered factors such as the appropriate balance of cash compensation within the context of total compensation opportunity, the level of incentive needed to motivate executive officers to achieve planned earnings levels, and other factors that the Compensation Committee deemed relevant, including historical cash incentive payments, and determined that the opportunity to earn a cash incentive should represent as much as 40% to 60% of base compensation.

          From July 2003 through December 31, 2006, Mr. Orlando has received $1,110 of total cash incentive compensation, Mr. Marino has received $2,220 of total cash incentive compensation and Mr. Schupp has received $2,220 of total cash incentive compensation.

          Mr. Schupp determines the cash incentive opportunity for Messrs. Jacobson and Ostermayer. For the fiscal year ended December 31, 2006, Mr. Jacobson received a cash incentive payment of $64,541. Mr. Ostermayer did not receive a cash incentive payment for 2006.

          The amounts set forth above include the cash incentive compensation that the executive officers earned in 2006, which incentive awards are set forth in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.

                    Equity-Based Compensation

          The portion of the executive officers’ total compensation comprised of equity-based compensation is intended to reward longer-term performance, retain the executive officers and more closely align the interests of Bancorp’s executive officers with the interests of its shareholders, all of which are intended to support the creation of long-term shareholder value.

          Messrs. Orlando, Marino and Schupp each receive periodic equity awards in the form of non-qualified stock options that vest one year from the date of grant as provided for in their employment agreements, in an amount equal to 3.33% of Bancorp’s total stock outstanding at any point in time, excluding shares of common stock outstanding as a result of exercised stock options. Any options granted under the employment agreements prior to January 1, 2007 vest immediately and are immediately exercisable. Options granted on or after January 1, 2007 shall vest 20% on each of the first five anniversaries of the grant date. All outstanding options immediately vest and become exercisable upon (i) termination not for cause, (ii) change of control, or (iii) death or disability.

          Messrs. Jacobson and Ostermayer each receive periodic equity awards in the form of non-qualified stock options, as determined by Mr. Schupp. Options granted to Messrs. Jacobson and Ostermayer are granted pursuant to the 1st United Bancorp, Inc. Officers’ and Employees’ Stock Option Plan and vest 25% upon grant and 25% upon each of the first three anniversaries of the date of grant. If Messrs. Jacobson’s and Ostermayer’s employment is terminated due to death, disability, or normal or early retirement after age 65, then the executive officer will have 180 days to exercise the options that were exercisable at the date of termination. Upon a change of control, all unvested options immediately vest. If Messrs. Jacobson and Ostermayer are terminated for any other reason, including for “cause,” no unexercised options may be exercised on or after the effective date of termination or, if for cause, once Bancorp delivers the termination notice.

          For details of the option grants, see the footnotes to the Summary Compensation Table in the section of this registration statement entitled “INFORMATION ABOUT EXECUTIVE COMPENSATION.”

                    Other Benefits and Perquisites

          General. Bancorp provides its executive officers with a comprehensive benefits program, which includes health, major medical, life insurance and other personal benefits (perquisites) provided in the employment agreements for the founding executive officers, or as determined by Mr. Schupp in the case of Messrs Jacobson and Ostermayer. Retirement and other post-employment benefits are discussed below under “EXECUTIVE COMPENSATION-Compensation Discussion and Analysis-Elements of Compensation-Elements of Post-Employment Compensation.” These benefits are an integral part of the total compensation package for the executive officers, and the aggregate value is included in the information reviewed by the Compensation Committee. In addition, Bancorp believes that the intrinsic value placed on personal benefits by the executives is generally greater than the incremental cost of these benefits to Bancorp.

          Benefits Generally Available to Active Employees. Executives are eligible for all health and major medical programs offered to exempt employees, including medical, dental and vision coverage, use of Bancorp’s employee assistance program, short and long-term disability, and paid time off.

          Bancorp maintains one retirement plan, which qualifies for favorable tax treatment under the Internal Revenue Code: a defined contribution 401(k) plan. This plan is available to all Bancorp and 1st United Bank employees. Each of the founding executive officers and Messrs, Jacobson and Ostermayer participate in the 401(k) plan.

          Additional Personal Benefits. Bancorp provides its founding executive officers with certain perquisites not generally available to other employees, including:

•	Supplemental Executive Retirement Plan (See “INFORMATION ABOUT EXECUTIVE COMPENSATION — Pension Benefits” for additional information on this plan;

•	club memberships;

•	automobile privileges; and

•	family health and dental benefits.

          The personal benefits are considered part of the overall executive compensation program and are presented in this light: (i) as part of the total compensation package recommended by the Compensation Committee and approved by the board, (ii) as part of the Compensation Committee’s review of each executive officer’s annual total compensation, and (iii) in compensation discussions with executive officers. The Compensation Committee believes the benefits Bancorp and the individual derive from these perquisites more than offset their costs.

                    Elements of Post-Employment Compensation

          Bancorp and 1st United Bank have entered into employment agreements and maintain supplemental executive retirement plans, or “SERPs” that will require Bancorp and 1st United Bank to provide compensation to the founding executive officers in the event of a termination of employment or a change-in-control of Bancorp or 1st United Bank. Bancorp and 1st United Bank have not entered into employment agreements and do not maintain a SERP for either Mr. Jacobson or Mr. Ostermayer.

          Bancorp believes that in a change-in-control situation, it is extremely important to secure the dedicated attention of executive officers whose personal positions are at stake and to whom other opportunities are readily available. Bancorp further believes that change-in-control arrangements defining specific compensation and benefits payable under such circumstances enable executive officers to put aside personal financial and career objectives and focus on maximizing shareholder value. Bancorp also believes that its change-in-control arrangements improve the likelihood that Bancorp will retain the founding executive officers in times of uncertainty.

          Bancorp provides its executive officers with termination payments and other benefits upon separation, death or disability. Bancorp believes these payments and benefits are fundamental to attracting and retaining qualified executive officers because they enable the founding executive officers to focus on achieving Bancorp’s performance goals without being distracted by career objectives and personal financial goals.

          The Compensation Committee regards the change-in-control and termination payments and benefits payable under the employment agreements and the SERPs as part of the total compensation opportunity available to its founding executive officers, but these payments and benefits impact decisions made with respect to other compensation elements only to the extent that the total compensation opportunity must be competitive with other market opportunities.

          The Compensation Committee used its business judgment when considering the appropriateness of the change-in-control and termination payments available under the employment agreements, taking into account factors such as the opportunities available in the marketplace for executive officers with proven track records, the risks and costs associated with losing key executives in times of uncertainty, the intrinsic value of these payments and benefits to the key executives relative to the expertise and industry experience those executives bring to Bancorp, and what the Compensation Committee believes to be the standard practice for banking executives in Bancorp’s markets.

          When considering the appropriateness of the payments and benefits available to the founding executive officers under the SERPs, the Compensation Committee used its business judgment to define what it views as a fair benefit ratio for a retirement surrogate plan, based on disability policies, defined contribution retirement plans, and other programs it deemed appropriate. The Compensation Committee also consulted with Clark Consulting, which gave comfort that the benefit ratio under the SERPs in a change-in-control scenario is competitive.

          The compensation payable to each founding executive officer in the event of a termination of employment or a change-in-control of Bancorp or 1st United Bank is listed in the tables below.

Termination and Change of Control for John Marino

Executive Benefits and Payments Upon Termination	Voluntary Resignation (1)		Early Retirement Prior to Age 55 (1) (3)		Normal Retirement at Age 55 (1) (4)		Without Cause or Good Reason Termination (1)		Change of Control (1) (11)		For Cause Termination (1)	Death (1)		Disability (1)

Compensation
Base Salary ($250,000)	$—		$—		$—		$750,000	(8)	$750,000	(8)	$—	$62,500	(13)	$—
Cash Incentive (2% of the consolidated net income before taxes)	—		—		—		6,660	(8)	6,660	(8)	—	555	(13)
Benefits and Perquisites
Supplemental Executive Retirement Plan	61,949	(2)	61,949	(2)	978,339	(5)	978,339	(5)	2,282,791	(12)		978,339	(14)	568,637	(5)
Life Insurance and Disability	—		—		16,751	(6)	16,751	(6)	16,751	(6)	—	—
Health Care	—		—		228,266	(7)	228, 266	(9)	228,266	(9)	—	149,095	(10)
Dental Care	—		—		—		10,834	(10)	10,834	(10)	—	10,834	(10)
280G Tax Gross-Up	—		—		—		—		860,414		—	—

Total	$61,949		$61,949		$1,223,356		$1,990,850		$4,155,676		$—	$1,201,323		$568,637

Termination and Change of Control for Rudy Schupp

Executive Benefits and Payments Upon Termination	Voluntary Resignation (1)		Early Retirement Prior to Age 65(1)(3)		Normal Retirement at Age 65 (1)(4)		Without Cause or Good Reason Termination (1)		Change of Control (1) (11)		For Cause Termination (1)	Death (1)		Disability (1)

Compensation
Base Salary ($250,000)	$—		$—		$—		$750,000	(8)	$750,000	(8)	$—	$62,500	(13)	$—
Cash Incentive (2% of the consolidated net income before taxes)	—		—		—		6,660	(8)	6,660	(8)	—	555	(13)	—
Benefits and Perquisites
Supplemental Executive Retirement Plan	70,402	(2)	70,4025	(2)	978,339	(5)	978,339	(5)	2,282,791	(12)	—	978,339	(14)	646,223	(5)
Life Insurance and Disability	—		—		16,751	(6)	16,751	(6)	16,751	(6)	—	—		—
Health Care	—		—		129,624	(7)	129,624	(9)	129,624	(9)	—	149,095	(10)	—
Dental Care	—		—		—		10,834	(10)	10,834	(10)	—	10,834	(10)	—
280G Tax Gross-Up	—		—		—		—		860,414		—	—		—

Total	$70,402		$70,402		$1,124,714		$1,892,208		$4,057,074		$—	$1,201,323		$646,223

Termination and Change of Control for Warren Orlando

Executive Benefits and Payments Upon Termination	Voluntary Resignation (1)		Early Retirement Prior to Age 65(1)(3)		Normal Retirement at Age 65 (1)(4)		Without Cause or Good Reason Termination (1)		Change of Control (1) (11)		For Cause Termination (1)	Death (1)		Disability (1)

Compensation
Base Salary ($125,000)	$—		$—		$—		$750,000	(8)	$750,000	(8)	$—	$2,500	(13)	$—
Cash Incentive (2% of the consolidated net income before taxes)	—		—		—		6,660	(8)	6,660	(8)	—	185	(13)	—
Benefits and Perquisites
Supplemental Executive Retirement Plan	64,148	(2)	64,148	(2)	978,339	(5)	978,339	(5)	2,282,791	(12)	—	978,339	(14)	588,882	(5)
Life Insurance and Disability	—		—		9,433	(6)	9,433	(6)	9,433	(6)	—	—		—
Health Care	—		—		71,605	(7)	71,605	(9)	71,605	(9)	—	71,605	(10)	—
Dental Care	—		—		—		6,511	(10)	6,511	(10)	—	6,511	(10)	—
280G Tax Gross-Up	—		—		—		—		903,468		—	—		—

Total	$64,148		$64,148		$1,059,377		$1,822,548		$4,030,468		$—	$1,119,140		$588,882

(1)	Assumes event indicated in the column heading occurred on December 31, 2006.

(2)

The estimated present value amount relating to the Supplemental Executive Retirement Plan or SERP in the above tables is based on (i) 20% vesting of the benefits, (ii) an annual benefit equal to 30% of the average annual salary (except in the case of Mr. Orlando which is two times 30% of the average annual salary) of the highest three of the last five years the executive is employed, (iii) an assumed discount rate of 4.66%, and (iv) payments continuing for 20 years.

(3)	Assumes the executive retires prior to the age indicated in the column.

(4)

Assumes the executives were the age indicated in the column heading on December 31, 2006. In addition, under Mr. Marino’s employment agreement, 55 is considered early retirement age but normal retirement age under the SERP. However, under Mr. Marino’s employment agreement, the board of directors can decide that retirement at 55 will be considered normal retirement age. Mr. Marino’s normal retirement column assumes the board of directors has made this determination.

(5)

The estimated present value amount relating to the SERP in the above table is based on (i) an annual benefit equal to 30% of the average annual salary (except in the case of Mr. Orlando which is two times 30% of the average annual salary) of the highest three of the last five years the executive is employed, (ii) an assumed discount rate of 4.66%, and (iii) payments continuing for 20 years.

(6)	Assumes (i) insurance will be continued for the executive for a period of 15 years, (ii) the current cost for such insurance, and (iii) an assumed discount rate of 4.66%.

(7)

Assumes the board of directors has determined to continue provide health care benefits to the executive and that he is eligible for Medicare supplemental insurance upon retirement. The executive and his spouse shall be provided healthcare benefits until the executive becomes Medicare eligible, at which time he and his spouse shall be provided Medicare supplemental insurance for life with the same level of benefits as before. Any of the executive’s dependents shall receive healthcare benefits for 15 years from the date of the executive’s early retirement.

(8)

In the event of a without cause termination, a good reason termination by the executive officer or a change of control, the underlying employment agreements provide for severance payments for each of the three executive officers equivalent to the amount shown.

(9)

The executive and his spouse shall be provided healthcare benefits until the executive becomes Medicare eligible, at which time he and his spouse shall be provided Medicare supplemental insurance for life with the same level of benefits as before. Any of the executive’s dependents shall receive health care benefits for 15 years from the date of the executive’s early retirement.

(10)	Assumes this benefit will be continued for the executive, his spouse and his dependents for a period of 15 years.

(11)

Even though the term “change of control” is defined differently in the executive’s employment agreement and the SERP, this table assumes the change of control event meets the requirements of both definitions.

(12)

The estimated present value amount relating to the SERP in the above table is based on (i) an annual benefit equal to 70% of the average annual salary (except in the case of Mr. Orlando, which is two times 30% of the average normal salary) of the highest three of the last five years the executive is employed, (ii) an assumed discount rate of 4.66%, and (iii) payments continuing for 20 years.

(13)	The executive will receive pay equal to three months of his base salary and three months of his cash incentive compensation.

(14)

The estimated present value amount relating to the SERP in the above table is based (i) an annual benefit equal to 30% of the average annual salary (except in the case of Mr. Orlando which is two times 30% of the average annual salary) of the highest three of the last five years the executive is employed and (ii) an assumed discount rate of 4.66%. The annual benefit shall be paid to the executive’s beneficiary in twelve equal monthly installments and shall continue until 240 total payments have been made. If at the time of death, the total years employed is less than five years, then the average annual salary shall be based on the three highest years. If at the time of death, the total years employed is less than three years, then the average annual salary shall be based on the highest base salary in any year employed.

          Below is a description of the assumptions that were used in creating the tables above. Unless otherwise noted, the descriptions of the payments below are applicable to all of the above tables relating to potential payments upon termination or change-in-control.

          Involuntary Not For Cause Termination or Termination for Good Reason. The executive will be entitled to certain benefits as described in the table above if his employment is terminated by Bancorp for reasons other than cause or by the executive for good reason. A termination is for cause if it is for any of the following reasons:

•	the executive intentionally engages in dishonest conduct in connection with his performance of services for Bancorp or 1st United Bank resulting in his conviction of a felony;

•	the executive is convicted of, or pleads guilty or nolo contendere to, a felony or any crime involving moral turpitude;

•	the executive willfully fails or refuses to perform his duties under his employment agreement;

•	the executive breaches his fiduciary duties to Bancorp or 1st United Bank for personal profit; or

•

the executive willfully breaches or violates any law, rule or regulation (other than traffic or boating violations or similar offenses), or a final cease and desist order in connection with his performance of services for Bancorp or 1st United Bank.

          A termination by the executive is for good reason if it is for any of the following reasons:

•

the failure of the board of directors of either Bancorp or 1st United Bank to appoint or re-appoint or elect or re-elect the executive to the offices he currently holds (or a more senior office, if any);

•	the failure of the shareholders of Bancorp or 1st United Bank to elect or re-elect the executive to the board of directors of Bancorp or 1st United Bank;

•	the failure of the board of directors or the governance committee of Bancorp or 1st United Bank to nominate the executive for such election or re-election;

•	a material diminution in the executive’s duties, functions and responsibilities;

•	a material breach of the executive’s employment agreement or as to any other compensation or benefit program in which the executive participates; or

•	the relocation of the executive’s principal place of employment, without his written consent, to a location outside of Palm Beach County, Florida.

          Payments upon a Termination in Connection with a Change of Control. The executive will be entitled to certain benefits as described in the tables above if the executive’s employment is terminated by Bancorp after a change of control. The definition of change of control is different under the executive employment agreements and the supplemental executive retirement program agreements.

          Under the employment agreements, a change of control means:

1.	approval by the shareholders of Bancorp of a transaction that would result in the reorganization, merger or consolidation of Bancorp with one or more other persons, other than a transaction:

          (a) following which at least 50.1% of the common stock, equity ownership interests, or combined voting power of the surviving entity are beneficially owned in substantially the same relative proportions by persons who, immediately prior to such transaction, beneficially owned at least 50.1% of the outstanding common stock, equity ownership interests or combined voting power in Bancorp as appropriate;

          (b) in which no person, or persons acting in concert, beneficially own 20% or more of the outstanding common stock or equity ownership interests in, or 20% or more of the combined voting power of the securities entitled to vote generally in the election of directors of, the surviving entity; and

(c) in which at least a majority of the members of the board of directors of the entity resulting from such transaction were members of the board of directors of Bancorp;

2.

the acquisition of all or substantially all of the assets of Bancorp or beneficial ownership of 20% or more of the outstanding securities or of the combined voting power of the outstanding securities of Bancorp entitled to vote generally in the election of directors or approval by the shareholders of Bancorp of any transaction which would result in such an acquisition;

3.	a complete liquidation or dissolution of Bancorp or approval by the shareholders of Bancorp of such a liquidation or dissolution;

4.	the occurrence of any event if, immediately following such event, at least 50% of the members of the board of directors of Bancorp (or its successor) were not members prior to the transaction; or

5.	the occurrence of any of the prior listed events involving 1st United Bank.

          A change of control under the supplemental executive retirement program agreement occurs when:

•	one person or a group acquires stock that, combined with stock previously owned, controls more than 50% of the value or voting power of the stock of the Bancorp;

•

during any 12-month period, either (x) any person or group acquires stock possessing 35% of the voting power of Bancorp or 1st United Bank, or (y) the majority of the board of directors of Bancorp or 1st United Bank is replaced by persons whose appointment or election is not endorsed by a majority of the board; or

•

a person or a group acquires, during any 12-month period, assets of Bancorp or 1st United Bank having a total gross fair market value equal to 40% or more of the total gross fair market value of all of the respective corporation’s assets.

          The compensation payable to Messrs. Jacobson and Ostermayer in the event of a termination of employment or a change-in-control of Bancorp or 1st United Bank is listed in the tables below.

          Under the terms of Bancorp’s Officers’ and Employees’ Stock Option Plan, all outstanding stock options automatically accelerate and become immediately exercisable upon a change of control. Assuming a change of control had occurred on December 31, 2006 and that the executive exercised the full amount of his awards, the cash value of the accelerated awards (based on the stipulated value of a share of Bancorp common stock of $14.50) for Messrs. Jacobson and Ostermayer would have been as follows:

Name	Value of Accelerated Equity Awards

Wade E. Jacobson	$875
Lawrence Ostermayer	500

          280G Tax Gross-up

          Upon a change of control of Bancorp or 1st United Bank, the executive may be subject to certain excise taxes pursuant to Section 280G of the Internal Revenue Code. Bancorp has agreed to reimburse the executive for all excise taxes that are imposed on the executive under Section 280G and any income and excise taxes that are payable by the executive as a result of any reimbursements for Section 280G excise taxes.

          Tax and Accounting Considerations

          The Compensation Committee carefully considers the tax impact of Bancorp’s compensation programs on Bancorp as well as on the founding executive officers. The Compensation Committee believes that decisions regarding executive compensation should be primarily based on whether they result in positive long-term value for Bancorp’s shareholders, customers, employees and other important stakeholders. However, in light of the competitive nature of the market for executive talent, the Compensation Committee believes that it is more important to ensure that the founding executive officers remain focused on building shareholder value than to use a particular compensation practice or structure solely to ensure tax deductibility.

Attachment G

January 15, 2008

The Board of Directors of 1st United Bancorp, Inc. One North Federal Highway Boca Raton, Florida 33432	The Board of Directors of Equitable Financial Group, Inc. 633 South Federal Highway Fort Lauderdale, FL 33301

Re:	Agreement and Plan of Merger by and between Equitable Financial Group Inc. with and into 1st United Bancorp, Inc.

United States Federal Income Tax Consequences

Gentlemen:

          We have served as counsel to 1st United Bancorp, Inc. (“Bancorp”) in connection with the contemplated merger pursuant to an Agreement and Plan of Merger dated October 1, 2007 (the “Agreement”), as amended by Amendment No. 1 to Agreement and Plan of Merger dated December 19, 2007 (“Amendment No. 1”)(the Agreement together with Amendment No. 1 are, together, hereinafter referred to as the “Agreement”) of (i) Equitable Financial Group, Inc. (“EFGI”), a Florida corporation, with and into Bancorp (the “Holding Company Merger”) and (ii) 1st United Bank (“1st United”), a Florida chartered bank subsidiary of Bancorp, with and into Equitable Bank, a Florida chartered bank subsidiary of EFGI (“Equitable Bank”) (the “Bank Merger”) (collectively, the “Mergers”), each as described in the Registration Statement on Form S–4 to be filed by Bancorp with the Securities and Exchange Commission (the “Registration Statement”). This opinion concerning federal income tax consequences is being rendered pursuant to the requirements of §8.1(g) of the Agreement. All capitalized terms, unless otherwise specified, have the meaning assigned to them in the Registration Statement and/or the Agreement.

          In connection with this opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of (i) the Agreement, (ii) the Registration Statement, and (iii) such other documents as we have deemed necessary or appropriate in order to enable us to render the opinion below. In our examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the

The Board of Directors of 1st United Bancorp, Inc.
The Board of Directors of Equitable Financial Group, Inc.
December 28, 2007

authenticity of the originals of such copies. This opinion is subject to the receipt by us prior to the Effective Date of certain written representations and covenants of Bancorp and EFGI. Furthermore, we have relied upon factual assumptions and representations made by officers of Bancorp and EFGI, without any independent verification. In particular, we have assumed that Bancorp stock will constitute at least 50% of the total consideration received by EFGI shareholders in the aggregate based upon values determined at closing.

          Pursuant to a formula contained in the Agreement, each shareholder of EFGI will receive shares of Bancorp common stock and cash for each share of EFGI common stock surrendered in the merger. Cash will be paid in lieu of fractional shares of Bancorp in order to avoid the expense attendant to issuance of fractional shares. Subsequent to the Holding Company Merger, 1st United, a wholly owned subsidiary of Bancorp, will be merged into, Equitable Bank, which at that time will also be a wholly owned subsidiary of Bancorp.

          In rendering this opinion, which is set forth below, we have assumed that the Mergers will be consummated in accordance with the terms of the Agreement. Furthermore, we have relied upon the facts and assumptions set forth above which are based upon the factual assumptions and representations made in the EFGI Certificate and the Bancorp Certificate, without any independent verification.

          Based solely upon the facts, assumptions and representations referred to above, we are of the opinion that:

(i) each of the Mergers will constitute a reorganization within the meaning of Section 368(a) of the Code;

(ii) the exchange in the Holding Company Merger of EFGI Common Stock for Bancorp Common Stock will not give rise to gain or loss to the shareholders of EFGI with respect to such exchange (except to the extent of any cash received);

(iii) the tax basis of the shares of Bancorp Common Stock received by each shareholder of EFGI Common Stock will equal the tax basis of such shareholder’s shares of EFGI Common Stock (reduced by an amount allocable to share interests for which cash is received) exchanged in the Merger and the holding period for the shares of Bancorp Common Stock received by each EFGI shareholder will include the holding period for the shares of EFGI Common Stock exchanged in the Merger; and

(iv) neither EFGI nor Bancorp will recognize gain or loss as a consequence of the Mergers (except for amounts resulting from any required change in accounting methods and any income and deferred gain recognized pursuant to Treasury regulations issued under Section 1502 of the Code).

Gunster, Yoakley & Stewart, P.A.
ATTORNEYS AT LAW

The Board of Directors of 1st United Bancorp, Inc.
The Board of Directors of Equitable Financial Group, Inc.
December 28, 2007

          Except as set forth above, we express no opinion as to the tax consequences to any party, whether Federal, state, local or foreign, of the Mergers or of any transactions related to the Mergers or contemplated by the Agreement.

          Our opinion expressed herein is based upon the provisions of the Code, Treasury regulations (both current and proposed) promulgated thereunder, judicial decisions, revenue rulings and procedures, and related authorities issued to, and in effect, on the date of this letter. Furthermore, no assurance can be given that the Internal Revenue Service or the courts will not alter their present view, either prospectively or retroactively, or adopt new views in respect of the law that forms the basis of our opinion. In that event, the opinion expressed herein would necessarily have to be reevaluated in light of any change in such views. We assume no obligation to advise you of any change in any such provision or views which would affect our opinion set forth herein. Furthermore, the opinions provided herein are provided as legal opinions only and not as a guarantee or warranty of the matters discussed herein.

          We have assumed that the Agreement and Plan of Merger completely and accurately describes the Mergers, and that all facts, assumptions, and representations set forth above will be complete and accurate at the time of the Mergers. We have assumed that the Agreement and all documents identified in the Agreement and in the Registration Statement represent all of the documents related to the Mergers, that there are no other documents, no “side letters,” and no other written agreements or oral agreements which are an integral part of the Mergers. Our opinion would require revaluation in the event of any change in any pertinent fact, assumption and representation. Please bear in mind that our opinion is ineffective, and null and void if there is less than a 50% continuity of shareholder interest of the EFGI Shareholders (i.e., that the value, as of the effective date of the Holding Company Merger, of the Bancorp Common Stock received by the holders of EFGI Common Stock is at least equal to 50% or more of the total merger consideration received by all holders of EFGI Common Stock, taking into consideration all sales, redemptions, and other dispositions of EFGI Common Stock occurring prior or subsequent to the Holding Company Merger and which is part of the plan of reorganization).

          We hereby consent to the inclusion of this form of opinion letter as part of the Registration Statement. In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

Gunster, Yoakley & Stewart, P.A.

Gunster, Yoakley & Stewart, P.A.
ATTORNEYS AT LAW

The Board of Directors of 1st United Bancorp, Inc.
The Board of Directors of Equitable Financial Group, Inc.
December 28, 2007

By:	/s/ Mark Scheer

MJS

Gunster, Yoakley & Stewart, P.A.
ATTORNEYS AT LAW